Sub-Item 77D: Policies With Respect To Security Investments On December 13, 2006, the California Intermediate AMT-Free Municipal Fund's and New York Intermediate AMT-Free Municipal Fund's weighted average credit quality was changed to a minimum of AA/ A+. On December 13, 2006, the Municipal Income Fund's weighted average credit quality was changed to a minimum of A. On June 1, 2007, the duration, expected approximate interest rate sensitivity and benchmark changed for California AMT-Free Municipal Fund and New York AMT-Free Municipal Fund to the following: Duration* (under normal interest rate conditions): Target = Lehman Brothers Aggregate Municipal Bond Index plus or minus one year Expected Approximate Interest Rate Sensitivity: 15-year municipal bond Benchmark: Lehman Brothers Aggregate Municipal Bond Index At a Special Meeting of Shareholders held on August 3, 2007, the shareholders of each of Goldman Sachs California AMT-Free Municipal Fund and Goldman Sachs New York AMT-Free Municipal Fund (each, a ""Fund," and, collectively, the ""Funds") voted to eliminate each Fund's secondary investment objective, which generally required each Fund to maintain a weighted average credit quality of AA/A(degree) and to maintain intermediate duration. Effective June 12, 2007, the Goldman Sachs Core Plus Fixed Income Fund no longer invests in affiliated funds.

Effective May 1, 2007, the Structured U.S. Equity Flex and Structured International Equity Flex Funds began to engage in securities lending in order to generate return.